Todd P. Zerega TZerega@perkinscoie.com D. +1.202.654.6378 F. +1.202.654.9941

February 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Humankind Benefit Corporation File No. 333-248060; ICA No. 811-23602

To whom it may concern:

Enclosed for filing on behalf of the Humankind Benefit Corporation (the “Company”) is Post-Effective Amendment 3 to the Company’s Registration Statement on Form N-1A (“Registration Statement”) pursuant to the Securities Act of 1933, as amended (“Securities Act”), and Amendment 6 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”).

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If you have any questions or comments, please contact me at (202) 654-6378 or Mark Parise at (212) 261-6890.

Sincerely,

/s/ Todd P. Zerega

Todd P. Zerega

cc:	James Katz Mark Parise, Esq., Perkins Coie LLP